Exhibit 12.1

Hospira, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions except ratios)

	For the Years Ended December 31,
	2011	2010	2009	2008	2007
(Loss) Income from Continuing Operations Before Taxes	$(27.1)	$379.3	$384.8	$407.5	$187.8
Add (Subtract):
One-third of rents	10.9	9.1	10.0	8.8	9.0
Interest on long-term and short-term debt	93.1	101.1	106.3	116.2	134.5
Interest capitalized, net of amortization	6.1	2.8	0.5	3.0	6.9

Earnings from Continuing Operations	$83.0	$492.3	$501.6	$535.5	$338.2

Fixed charges:
One-third of rents	$10.9	$9.1	$10.0	$8.8	$9.0
Interest on long-term and short-term debt	93.1	101.1	106.3	116.2	134.5
Interest capitalized	12.4	8.4	5.8	8.0	11.1

Fixed Charges from Continuing Operations	$116.4	$118.6	$122.1	$133.0	$154.6

Ratio of Earnings to Fixed Charges from Continuing Operations	0.7	4.2	4.1	4.0	2.2

For purposes of computing this ratio, “earnings” consist of (loss) income from operations before taxes, one-third of rents (deemed by Hospira to be representative of the interest factor inherent in rents), interest expense and interest capitalized, net of amortization.  “Fixed charges” consist of one-third of rents, interest expense and interest capitalized.